-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                      TO
                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                     MERIDIAN POINT REALTY TRUST VIII CO.
-------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                          EASTGROUP PROPERTIES, INC.
                           EASTGROUP-MERIDIAN, INC.
                     MERIDIAN POINT REALTY TRUST VIII CO.
-------------------------------------------------------------------------------
                     (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON SHARES, $0.001 PAR VALUE PER SHARE
                 PREFERRED SHARES, $0.001 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  589954-10-6
                                  589954-20-5
-------------------------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

          DAVID H. HOSTER, II                      ROBERT H. GIDEL
       EASTGROUP-MERIDIAN, INC.         MERIDIAN POINT REALTY TRUST VIII CO.
    C/O EASTGROUP PROPERTIES, INC.              655 MONTGOMERY STREET
         300 ONE JACKSON PLACE                        8TH FLOOR
        188 EAST CAPITOL STREET            SAN FRANCISCO, CALIFORNIA 94111
    JACKSON, MISSISSIPPI 39201-2195                (415) 274-1808
            (601) 354-3555
-------------------------------------------------------------------------------
        (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSON(S) AUTHORIZED
              TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          PERSON(S) FILING STATEMENT)

                                with copies to:

        Joseph P. Kubarek, Esq.               Denis F. Shanagher, Esq.
   Jaeckle Fleischmann & Mugel, LLP         Preuss Walker & Shanagher LLP
        800 Fleet Bank Building             595 Market Street, 16th Floor
         Twelve Fountain Plaza             San Francisco, California 94104
     Buffalo, New York 14202-2292                  (415) 978-2600
            (716) 856-0600

  This statement is filed in connection with (check the appropriate box):

  a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b. [_] The filing of a registration statement under the Securities Act of 1933.

  c. [X] A tender offer.

  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to above are preliminary copies [_]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

  The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location, in the Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1") filed by EastGroup Properties, Inc. and EastGroup-Meridian, Inc. with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this statement. The information in the
Schedule 14D-1, which is attached hereto as Exhibit (17)(d), is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 14D-1.

                                                                WHERE LOCATED IN
      ITEM IN SCHEDULE 13E-3                                     SCHEDULE 14D-1
      ----------------------                                    ----------------
      Item 1(a)................................................    Item 1(a)
      Item 1(b)................................................    Item 1(b)
      Item 1(c)................................................    Item 1(c)
      Item 1(d)................................................    *
      Item 1(e)................................................    *
      Item 1(f)................................................    *
      Item 2(a)................................................    Item 2(a)
      Item 2(b)................................................    Item 2(b)
      Item 2(c)................................................    Item 2(c)
      Item 2(d)................................................    Item 2(d)
      Item 2(e)................................................    Item 2(e)
      Item 2(f)................................................    Item 2(f)
      Item 2(g)................................................    Item 2(g)
      Item 3(a)................................................    Item 3(a)
      Item 3(b)................................................    *
      Item 4(a)................................................    *
      Item 4(b)................................................    *
      Item 5...................................................    Item 5
      Item 6(a)................................................    Item 4(a)
      Item 6(b)................................................    *
      Item 6(c)................................................    Item 4(b)
      Item 6(d)................................................    Item 4(c)
      Item 7(a)................................................    Item 5
      Item 7(b)................................................    *
      Item 7(c)................................................    *
      Item 7(d)................................................    *
      Item 8...................................................    *
      Item 9...................................................    *
      Item 10(a)...............................................    Item 6(a)
      Item 10(b)...............................................    Item 6(b)
      Item 11..................................................    Item 7
      Item 12..................................................    *
      Item 13..................................................    *
      Item 14..................................................    *
      Item 15(a)...............................................    *
      Item 15(b)...............................................    Item 8
      Item 16..................................................    Item 10(f)
      Item 17(a)...............................................    Item 11(b)
      Item 17(b)...............................................    *
      Item 17(c)...............................................    Item 11(c)
      Item 17(d)...............................................    Item 11(a)
      Item 17(e)...............................................    *
      Item 17(f)...............................................    Item 11(f)

--------
* This item is located in the Rule 13e-3 Transaction Statement only.

                   AMENDED RULE 13E-3 TRANSACTION STATEMENT

  This Amended Rule 13e-3 Transaction Statement (the "Statement") relates to a tender offer by EastGroup-Meridian, Inc., a Missouri corporation (the "Purchaser"), a wholly owned subsidiary of EastGroup Properties, Inc., a Maryland corporation ("EastGroup") of 1,709,937 Common Shares of Meridian Point Realty Trust VIII Co., a Missouri corporation ("Meridian" or the "Company") for $8.50 per share in cash, and 3,804,371 Preferred Shares for $10.00 per share in cash, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of February 18, 1998 (the "Merger Agreement"), a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser with the Securities and Exchange Commission on February 23, 1998 as amended by Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 filed on March 12, 1998, Amendment No. 2 to Tender Offer Statement on Schedule 14D-1 filed on March 25, 1998 and Amendment No. 3 to Tender Offer Statement on Schedule 14D-1 filed on March 27, 1998 (as may further be amended, the "Schedule 14D-1"). The Purchaser and EastGroup filed an Offer to Purchase dated February 23, 1998 (the "Original Offer to Purchase"), a Supplement dated March 24, 1998 to the Offer to Purchase and a revised Supplement dated March 27, 1998 to the Offer to Purchase (the revised Supplement dated March 27, 1998 to the Offer to Purchase is referred to herein as the "Supplement"). The Original Offer to Purchase and the Supplement collectively are referred to as the "Offer to Purchase". This Statement is also filed by the Company, which has filed an Amended and Restated Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9").

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a) The information set forth in Item 1(a) of the Schedule 14D-1 is incorporated herein by reference.

  (b) The information set forth in the "Introduction" to and Section 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") of the Original Offer to Purchase and
Item 1(b) of the Schedule 14D-1 is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Original Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 6 ("Price Range of Shares; Dividends") and Section 14 ("Dividends and Distributions") of the Original Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") in the Original Offer to Purchase and under "Special Factors--Recent Transactions in Shares" in the Supplement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  The Company is the issuer of the securities subject to this Rule 13e-3 transaction. Information concerning the principal business and the address of the principal offices of EastGroup and the Purchaser is set forth in Section 9 ("Certain Information Concerning EastGroup and the Purchaser") of the Original Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of EastGroup and the Purchaser are set forth in Annex I ("Certain Information Concerning the Directors and Executive Officers of EastGroup Properties, Inc.") and Annex II ("Certain Information Concerning the Directors and Executive Officers of the Purchaser"), respectively, to the Original Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Company are set forth in Annex V to the Supplement.

  (e) and (f) The information set forth in Section 8 ("Certain Information Concerning the Company") (as amended by the information set forth on pages 10 and 11 of the Supplement), Section 9 ("Certain Information Concerning EastGroup and the Purchaser"), Section 16 ("Certain Legal Matters"), Annex I ("Certain

Information Concerning the Directors and Executive Officers of EastGroup Properties, Inc.") and Annex II ("Certain Information Concerning the Directors and Executive Officers of the Purchaser") in the Original Offer to Purchase is incorporated herein by reference. Neither EastGroup, the Purchaser or the Company, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") in the Original Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Item 4 ("The Solicitation or
Recommendation") of the Schedule 14D-9 and under "Special Factors--Other Alternatives Considered by the Company's Board of Trustees" in the Supplement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the "Introduction," Section 1 ("The Tender Offer--Terms of the Offer; Extension of Tender Period; Termination; Amendments") and Section 13 ("The Merger Agreement") of the Original Offer to Purchase is incorporated herein by reference.

  (b) All shareholders of the Company are being treated identically with respect to the Offer and the Merger. One shareholder will be entitled to receive additional monies as a result of certain stock appreciation rights granted to him by the Company. See the information set forth under "Special Factors--Interests of Certain Persons in the Offer and Merger" in the Supplement which is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a) and (c) The information set forth in Section 13 ("The Merger Agreement") of the Original Offer to Purchase is incorporated herein by reference.

  (b), (d) and (e) Not applicable.

  (f) and (g) The information set forth in Section 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act") in the Original Offer to Purchase and under "Special Factors--Certain Effects of the Transaction" in the Supplement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in Section 10 ("Source and Amount of Funds") (as amended by the information set forth on page 11 of the Supplement) of the Original Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Section 17 ("Fees and Expenses") of the Original Offer to Purchase and under "Special Factors--Certain Expenses of the Transaction" in the Supplement is incorporated herein by reference.

  (c) The information set forth in Section 10 ("Source and Amount of Funds") (as amended by the information set forth on page 11 of the Supplement) of the Original Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a)-(c) The information set forth in Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 11 of the Supplement) and Section 13 ("The Merger Agreement") of the Original Offer to Purchase and under "Special Factors--Purpose and Structure of the Transaction" and "--Other Alternatives Considered by the Company's Board of Trustees" in the Supplement is incorporated herein by reference.

  (d) The information set forth in Section 5 ("Certain Federal Income Tax Consequences"), Section 6 ("Price Range of Shares; Dividends") and Section 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") of the Original Offer to Purchase and under "Special Factors--Certain Effects of the Transaction" and "--Tax Consequences of Transaction" in the Supplement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(f) The information set forth in the "Introduction" to the Original Offer to Purchase, in Item 4 ("The Solicitation or Recommendation") in the
Schedule 14D-9 and under "Special Factors--Certain Shares Expected to be Tendered", "--Fairness of the Transaction," "--Recommendation of the Board of Trustees of the Company," "--Opinion of Prudential" and "--Other Alternatives Considered by the Company's Board of Trustees" in the Supplement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)-(c) The information set forth in Item 4 ("The Solicitation or Recommendation") in the Schedule 14D-9 under "Special Factors--Fairness of the Transaction" and "--Opinion of Prudential" in the Supplement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a) The information set forth under "Introduction," Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 11 of the Supplement) of the Original Offer to Purchase and under "Special Factors-- Certain Shares Expected to be Tendered" in the Supplement is incorporated herein by reference.

  (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") in the Original Offer to Purchase and under "Special Factors--Recent Transactions in Shares" in the Supplement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in "Introduction," Section 9 ("Certain Information Concerning EastGroup and the Purchaser"), Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 11 of the Supplement) and Section 13 ("The Merger Agreement") of the Original Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a)-(b) The information set forth under "Special Factors--Certain Shares Expected to be Tendered" and "--Recent Transactions in Shares" in the Supplement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

  (a) The information set forth under "Special Factors--Certain Effects of the Transaction" in the Supplement is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

  (a) The information set forth in Section 8 ("Certain Information Concerning the Company")(as amended by the information set forth on pages 10 and 11 of the Supplement) in the Original Offer to Purchase is incorporated herein by reference. Also incorporated by reference herein is the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Form 10-Q for the quarter ended September 30, 1997 (File No. 1-10547).

  (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a)-(b) The information set forth in the "Introduction" and Section 17 ("Fees and Expenses") of the Original Offer to Purchase and under "Special Factors--Certain Shares Expected to be Tendered" in the Supplement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

  All information in the Schedule 14D-1 and the Offer to Purchase, which is not otherwise incorporated in this Statement by reference is hereby incorporated herein by this reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) 1997 Amended and Restated Promissory Note dated as of October 1, 1997 (incorporated by reference to Item 11(b)(1) of the Schedule 14D-1).

  (a)(2) First Amended and Restated Loan Agreement dated as of June 29, 1994 (incorporated by reference to Item 11(b)(2) of the Schedule 14D-1).

  (a)(3) First Amendment to First Amended and Restated Loan Agreement dated as of October 31, 1994 (incorporated by reference to Item 11(b)(3) of the Schedule 14D-1).

  (a)(4) Second Amendment to First Amended and Restated Loan Agreement and First Amendment to First Amended and Restated Promissory Note dated as of July 12, 1995 (incorporated by reference to Item 11(b)(4) of the Schedule 14D-1).

  (a)(5) Third Amendment to First Amended and Restated Loan Agreement and Second Amendment to First Amended and Restated Promissory Note dated as of June 1, 1996 (incorporated by reference to Item 11(b)(5) of the Schedule 14D-
1).

  (a)(6) Fourth Amendment to First Amended and Restated Loan Agreement dated as of March 27, 1997 (incorporated by reference to Item 11(b)(6) of the Schedule 14D-1).

  (a)(7) Fifth Amendment to First Amended and Restated Loan Agreement dated as of June 20, 1997 (incorporated by reference to Item 11(b)(7) of the Schedule 14D-1).

  (a)(8) Sixth Amendment to First Amended and Restated Loan Agreement and Third Amendment to First Amended and Restated Promissory Note dated as of October 1, 1997 (incorporated by reference to Item 11(b)(8) of the Schedule 14D-1).

  (b) Opinion of Prudential Securities Incorporated (incorporated by reference to Exhibit 3 to the Schedule 14D-9).

  (c)(1) Agreement and Plan of Merger dated as of February 18, 1998, among EastGroup, the Purchaser and the Company (incorporated by reference to Item 11(c)(1) of the Schedule 14D-1).

  (c)(2) Confidentiality Agreement dated as of February 10, 1998, between EastGroup and the Company (incorporated by reference to Item 11(c)(2) of the Schedule 14D-1).

  (c)(3) Dealer Manager Agreement dated as of February 19, 1998, between EastGroup, the Purchaser and PaineWebber Incorporated (incorporated by reference to Item 11(c)(3) of the Schedule 14D-1).

  (d)(1) Offer to Purchase (incorporated by reference to Item 11(a)(1) of the Schedule 14D-1).

  (d)(2) Letter of Transmittal (incorporated by reference to Item 11(a)(2) of the Schedule 14D-1).

  (d)(3) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Item 11(a)(3) of the Schedule 14D-1).

  (d)(4) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Item 11(a)(4) of the Schedule 14D-1).

  (d)(5) Notice of Guaranteed Delivery (incorporated by reference to Item 11(a)(5) of the Schedule 14D-1).

  (d)(6) Press Release dated February 18, 1998 (incorporated by reference to
Item 11(a)(6) of the Schedule 14D-1).

  (d)(7) Form of Summary Advertisement dated February 23, 1998 (incorporated by reference to Item 11(a)(7) of the Schedule 14D-1).

  (d)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Item 11(a)(8) of the
Schedule 14D-1).

  (d)(9) Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company (incorporated by reference to Exhibit 17(d)(9) to the Schedule 13E-3 filed March 25, 1998).

  (d)(10) Letter dated March 24, 1998 from EastGroup to the Company's shareholders (incorporated by reference to Exhibit 17(d)(10) to the Schedule 13E-3 filed March 25, 1998).

  (d)(11) Supplement dated March 24, 1998 to the Offer to Purchase (incorporated by reference to Exhibit 17(d)(11) to the Schedule 13E-3 filed March 25, 1998).

  (d)(12) Press Release dated March 23, 1998 (incorporated by reference to
Exhibit 17(d)(12) to the Schedule 13E-3 filed March 25, 1998).

  (d)(13) Letter dated March 27, 1998 from EastGroup to the Company's shareholders.

  (d)(14) Supplement dated March 27, 1998 to the Offer to Purchase.

  (e) The provisions of Missouri General Business and Corporation Law describing appraisal rights and the procedures for exercising such appraisal rights are set forth as Annex IV to the Supplement filed March 27, 1998 and is incorporated herein by reference.

  (f) None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 27, 1998

                                          EASTGROUP PROPERTIES, INC.


                                          By: /s/ N. Keith McKey
                                             ----------------------------------
                                            Name: N. Keith McKey
                                            Title: Executive Vice President

                                          EASTGROUP-MERIDIAN, INC.


                                          By: /s/ N. Keith McKey
                                             ----------------------------------
                                            Name: N. Keith McKey
                                            Title: Vice President

                                          MERIDIAN POINT REALTY TRUST VIII CO.


                                          By: /s/ Robert H. Gidel
                                             ----------------------------------
                                            Name: Robert H. Gidel
                                            Title: Chief Executive Officer